UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Company”) hereby informs its shareholders and the market in general that the final auction to sell the shares of the Company formed by grouping fractions resulting from the substitution of shares held by the former shareholders of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. for shares of the Company, as a result of corporate reorganization approved on February 27, 2012, was held yesterday, August 14, 2012, at the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”).

A total of 948,939 common shares and 1,288,864 preferred shares issued by the Company, representing 0.16% of the voting stock and 0.12% of the total stock of the Company, were sold for a net total amount of R$21,842,171.75, corresponding to R$10,38528143537 per common share and R$9,30057257398 per preferred share.

The amounts obtained from the sale of such share fractions will be credited proportionally on August 21, 2012 to their holders, in the following manner: (i) shareholders who hold checking accounts with Banco do Brasil S.A. (“Banco do Brasil”) and who express their interest to receive the amounts owed to them in such a manner will have their respective checking accounts at Banco do Brasil automatically credited, so long as their registration with Banco do Brasil is up-to-date; (ii) shareholders whose shares are held in custody at the BM&FBOVESPA’s Central Depositary (Central Depositária da BM&FBOVESPA) will have the amounts owed to them credited directly at such Depositary, which will responsible for transferring such amounts to the shareholders through their custodians; and (iii) all other eligible shareholders must request at the Banco do Brasil branch of their choice that a notice of payment be issued that may be cashed or deposited in their checking accounts at other banks, at their own expense, provided that they present their relevant bank account information (bank name, branch, account number).

Rio de Janeiro, August 15, 2012.

Alex Waldemar Zornig

Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Investor Relations Officer